SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transaction period from              to

COMMISSION FILE NUMBER 333-130283

A.	Full title of the plan: CIBC World Markets Incentive Savings Plan for United States Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Canadian Imperial Bank of Commerce

Commerce Court

Toronto, Ontario

Canada, M5L 1A2

(416) 980-2211

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

CIBC World Markets Incentive Savings Plan for United States Employees

Years Ended December 31, 2009 and 2008

With Report of Independent Registered Public Accounting Firm

CIBC World Markets Incentive Savings Plan for United States Employees

Financial Statements

and Supplemental Schedule

Years Ended December 31, 2009 and 2008

Assets Acquired and Disposed Within the Plan Year, Reportable Transactions, Party in Interest Transactions, Loans or Fixed Income Obligations in Default or Uncollectible, and Leases in Default or Uncollectible for the years ended December 31, 2009 and 2008 have not been presented due to the fact that there were no such transactions which are required to be reported in accordance with the Department of Labor Regulations paragraph 2520.103-10 and 103-11.

Ernst & Young LLP 5 Times Square New York, New York 10036-6530 Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the CIBC World Markets Incentive Savings Plan for United States Employees

We have audited the accompanying statements of net assets available for benefits of the CIBC World Markets Incentive Savings Plan for United States Employees (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but do not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

New York, New York

June 25, 2010

A member firm of Ernst & Young Global Limited
1

CIBC World Markets Incentive Savings Plan for United States Employees

Statements of Net Assets Available for Benefits

	December 31
	2009	2008
Assets
Investments at fair value:
Registered investment companies	$142,922,577	$132,265,841
CIBC stock fund	12,536,641	7,991,446
Participant loans	929,629	1,160,931

Total investments	156,388,847	141,418,218
Employer and participant contributions receivable	—	112,325

Net assets reflecting investment at fair value	156,388,847	141,530,543
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(35,377)	22,075

Net assets available for benefits, at contract value	$156,353,470	$141,552,618

See notes to financial statements.

CIBC World Markets Incentive Savings Plan for United States Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions
Net realized and unrealized appreciation in fair value of investments	$29,619,211
Interest and dividends	3,459,682
Employer contributions	900,493
Participant contributions	3,665,575
Other additions	94,457

Total additions	37,739,418

Deductions
Benefits paid to participants	22,872,639
Other	65,927

Total deductions	22,938,566

Increase in net assets available for benefits	14,800,852

Net assets available for benefits:
Beginning of year	141,552,618

End of year	$156,353,470

See notes to financial statements

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements

December 31, 2009

1. Description of the Plan

The following description of the CIBC World Markets Incentive Savings Plan for United States Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information. Terms used in this description have the same meaning as in the Plan.

General

The Plan is a defined contribution plan covering substantially all United States employees of Canadian Imperial Bank of Commerce (“CIBC”), the Plan’s sponsor. The U.S. Benefits Committee administers the Plan. Vanguard Fiduciary Trust Company (the “Trustee”) serves as the trustee of the Plan, and together with several investment managers, manages the Plan’s investments. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility and Participation

An Eligible Employee as defined by the Plan is eligible to participate in the Plan on the later of attainment of age 18 or his/her date of hire.

Contributions

A plan participant may contribute between 2% and 50% of their base salary on a before tax or after tax basis, subject to Internal Revenue Service limitations. CIBC matches up to 50% of a participant’s contribution up to 6% of the participant’s base salary. A discretionary bonus contribution may be determined by CIBC as a fixed percentage of a participant’s base salary for the portion of the year a participant was eligible to participate in the Plan. Management has decided there will not be a discretionary bonus contribution for the year ended December 31, 2009.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the Plan earnings and contributions made by the participant and CIBC, and charged with an allocation of Plan losses and any benefit distributions. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. At December 31, 2009, participant forfeitures of $67,901 were used to offset CIBC contributions to the Plan.

Investments

Participants direct their account balances into various investment options offered by the Plan.

Vesting

Participants employed by CIBC prior to January 2, 1998, who were still employed on January 1, 1999, are fully vested in their accounts including all future contributions to the Plan. Each other participant will have a fully vested non-forfeitable interest in the CIBC matching and discretionary bonus contributions after completing three years of service. Amounts forfeited by participants may be used to reduce CIBC matching or bonus contributions.

Participant Loans

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50 percent of their vested account balance. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as prescribed in the Plan document.

Payment of Benefits

After attaining 59-1/2 years of age, a participant may withdraw any portion or all of his/her before tax, CIBC matching or discretionary bonus accounts in that order of priority. Prior to attaining age 59-1/2, an employed participant may withdraw any portion or all of his/her after tax savings account plus earnings or rollover account. Prior to attaining age 59-1/2 employed

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

participants may not withdraw any amount from his/her before tax, CIBC matching or discretionary contribution accounts unless he/she can establish that financial hardship exists as defined in the Plan document, in which case, a participant may request a distribution of his/her before tax account. Upon termination of employment, a participant (or his/her beneficiary) may receive a distribution of the vested account balance. Lump sum payment will be made on any distributions if the account balance is less than or equal to $1,000. If the account balance is greater than $1,000, the participant (or his/her beneficiary) may elect to receive a lump sum distribution or installment payments over a period that does not extend beyond the life expectancy of the participant (or his/her beneficiary).

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are presented on the accrual basis of accounting.

New Accounting Pronouncements

The Hierarchy of U.S. Generally Accepted Accounting Principles

The Financial Accounting Standards Board (“FASB”) has issued “The Hierarchy of Generally Accepted Accounting Principles” which identifies the sources of accounting principles and provides a U,S. GAAP hierarchy for selecting the principles to be used in preparation of financial statements that are present in conformity with U.S. GAAP. The standard is effective for financial statements issued for interim and annual periods ending after September 15, 2009. As the standard is not intended to change or alter existing U.S. GAAP, adoption of this standard did not impact the Plan’s financial statements.

Subsequent Events

In May 2009, the FASB issued FASB Statement Number 165, Subsequent Events, which was codified into Accounting Standards Codification (“ASC”) 855, Subsequent Events, to provide general standards for accounting for and disclosure of events that occur after the balance sheet date, but before the financial statements are issued or available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Fair Value of Investments

In September 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and it did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein at the date of the financial statements. Actual results could differ from these estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in value of investment securities will occur in the near term and that such changes would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value in accordance with ASC 820, Fair Value Measurements. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Plan’s investment in the CIBC Stock Fund is valued at the year-end unit closing price. Participant loans are valued at their outstanding balance, which approximates fair value. See Note 8 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

As required by U.S. GAAP, the statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Vanguard Retirement Saving Trust invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (see Note 8); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statement of Net Assets Available for Benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

3. Investments

The following is a summary of the information regarding the Plan, included in the Plan’s financial statements:

	December 31
	2009	2008
Investments representing 5% or more of net assets available for benefits
(*) American Funds EuroPacific Growth Fund	$12,306,151	$10,824,573
(*) CIBC Stock Fund	12,536,641	7,991,446
(*) Dodge & Cox Stock Fund	21,645,692	12,578,491
(*) PIMCO Funds: Total Return Fund	14,482,127	15,689,418
(*) T. Rowe Price Blue Chip Growth Fund	8,987,279	7,096,131
(*) Vanguard 500 Index Fund	27,809,286	25,765,633
(*) Vanguard Prime Money Market Fund	23,395,707	25,654,936
(*) Vanguard Small-Cap Index Fund	9,670,870	7,777,786

Subtotal	130,833,753	113,378,414

Investments representing less than 5% of net assets available for benefits
(*) Artisan Mid Cap Value Fund; Investor Shares	650,188	—
(*) Black Rock Small Cap Growth Fund	505,388	679,355
(*) Davis New York Venture Fund	—	7,037,396
(*) Franklin Strategic Series: Small Cap Growth Fund	1,604,119	1,215,970
(*) Lord Abbett Affiliated Fund	—	—
(*) Morgan Stanley Institutional Fund	2,053,666	1,910,378
(*) T. Rowe Price International Funds, Inc.: Emerging Markets Stock Fund	2,879,699	1,449,163
(*) UAM Funds, Inc.: C&B Mid Cap Equity Portfolio	—	397,537
(*) Vanguard High-Yield Corporate Fund	3,797,599	2,657,578
(*) Vanguard Retirement Savings Trust (**)	1,569,095	1,355,444
(*) Vanguard Target Retirement 2005 Fund	307,994	452,794
(*) Vanguard Target Retirement 2010 Fund	763,420	1,268,930
(*) Vanguard Target Retirement 2015 Fund	2,182,975	2,007,148
(*) Vanguard Target Retirement 2020 Fund	1,520,059	1,219,144
(*) Vanguard Target Retirement 2025 Fund	1,842,159	1,211,513
(*) Vanguard Target Retirement 2030 Fund	1,921,386	1,437,857
(*) Vanguard Target Retirement 2035 Fund	1,659,415	1,608,611
(*) Vanguard Target Retirement 2040 Fund	683,868	485,357
(*) Vanguard Target Retirement 2045 Fund	272,520	264,238
(*) Vanguard Target Retirement 2050 Fund	93,710	86,694
(*) Vanguard Target Retirement Income	282,828	155,841
(*) Participants Loans	929,629	1,160,931

Subtotal	25,519,717	28,061,879

Total investments	$156,353,470	$141,440,293

(*)	Permitted party-in-interest
(**)	The Plan’s investment in the Vanguard Retirement Savings Trust is reported above at contract value. The fair value of the Plan’s investment in the Vanguard Retirement Savings Trust was $1,604,472 and $1,333,369 at December 31, 2009 and 2008, respectively.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

3. Investments (continued)

During the year ended December 31, 2009, gains and losses on investments sold as well as appreciation/depreciation in the value of Plan assets held at year end were broken down as follows:

2009
Registered investment companies	$25,279,115
CIBC Stock Fund	4,340,096

Net realized and unrealized appreciation in fair value of investments	$29,619,211

During the year ended December 31, 2009, interest and dividend income earned on Plan assets were as follows:

2009
Registered investment companies	$2,824,026
CIBC Stock Fund	574,993
Participant loans	60,663

Total interest and dividend income	$3,459,682

4. Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee or its affiliates, therefore, these transactions qualify as permitted party-in-interest transactions.

Certain officers and employees of the Plan’s sponsor (who may also be participants in the Plan) perform administrative services related to the Plan’s operation, record keeping and financial reporting. The Plan’s sponsor pays these individuals’ salaries and also pays all other administrative expenses on the Plan’s behalf.

The foregoing transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory and administrative exemptions from the Internal Revenue Code (the “code”) and ERISA’s rules on prohibited transactions.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

5. Federal Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 19, 2004, stating that the Plan is qualified under Section 401(a) of the Code. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to the Form 5500:

	December 31
	2009	2008
Net assets available for benefits per the financial statements	$156,353,470	$141,552,618
Add: Adjustment from fair value to contract value for fully benefit-responsive contracts	35,377	(22,075)

Net assets available for benefits per Form 5500	$156,388,847	$141,530,543

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the year ended December 31, 2009, to the Form 5500:

Net increase in net assets available for benefits per the financial statements	$14,800,852
Net adjustment from fair value to contract value for fully benefit-responsive investment contracts	35,377

Net increase in net assets available for benefits per the Form 5500	$14,836,229

The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

7. Discontinued Operations

Effective January 1, 2008, CIBC sold the U.S. domestic investment banking, equities, leverage finance and related debt capital markets businesses to Oppenheimer & Co, Inc. The Plan experienced a partial plan termination and participants that were involuntary terminated were fully vested by the Plan.

8. Fair Value Measurements

Under U.S. GAAP, fair value is defined as the price that the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan categorizes its fair value measurements according to a three-level hierarchy based upon the transparency of the inputs to the valuation of an asset or a liability as of the measurement date. The three levels are defined as follows:

Level 1	Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	Inputs other than quoted prices in active markets for identical assets or liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
o Quoted prices for similar assets or liabilities in active markets;
o Quoted prices for identical or similar assets or liabilities in inactive markets;
o Inputs other than quoted prices that are observable for the asset or liability;
o Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	Unobservable inputs that reflect an entity’s own assumption about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

8. Fair Value Measurements (continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Common stocks, corporate bonds and U.S. government securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Registered investment companies: Valued at the net asset value (NAV) of shares held by the plan at year end.

Participant loans: Valued at amortized cost, which approximates fair value.

Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, with the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Registered investment companies	$114,124,799	$27,193,306	—	$141,318,105
Common stocks	$12,536,641	—	—	12,536,641
Guaranteed investment contracts	—	1,604,472	—	1,604,472
Participant loans	—	—	$929,629	929,629

Total assets at fair value	$126,661,440	$28,797,778	$929,629	$156,388,847

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Registered investment companies	$105,277,536	$25,654,936	—	$130,932,472
Common stocks	$7,991,446	—	—	7,991,446
Guaranteed investment contracts	—	1,333,369	—	1,333,369
Participant loans	—	—	$1,160,931	1,160,931

Total assets at fair value	$113,268,982	$26,988,305	$1,160,931	$141,418,218

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

8. Fair Value Measurements (continued)

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2009 and December 31, 2008.

Level 3 Assets

Year Ended December 31, 2009

Participant loans
Balance, beginning of year	$1,160,931
Realized gains/(losses)	—
Unrealized gains/(losses) relating to instruments still held at the reporting date	—
Purchases, sales, issuances and settlements (net)	(231,302)

Balance, end of year	$929,629

Level 3 Assets

Year Ended December 31, 2008

Participant loans
Balance, beginning of year	$1,663,309
Realized gains/(losses)	—
Unrealized gains/(losses) relating to instruments still held at the reporting date	—
Purchases, sales, issuances and settlements (net)	(502,378)

Balance, end of year	$1,160,931

9. Subsequent Events

The Plan has evaluated the impact of events that have occurred subsequent to December 31, 2009 through June 25, 2010, the date the financial statements were available for issuance. Based on this evaluation, the Plan has determined no events were required to be recognized or disclosed in the financial statements.

Supplemental Schedule

EIN: #13-1942440

Plan: # 006

CIBC World Markets Incentive Savings Plan for United States Employees

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Shares, or Rate of Interest	Current Value
Registered Investment Companies:
American Funds EuroPacific Growth Fund*	321,477 shares	$12,306,151
Artisan Mid Cap Value Fund; Investor Shares*	36,162 shares	650,188
Black Rock Small Cap Growth Fund*	25,904 shares	505,388
Dodge & Cox Stock Fund*	225,148 shares	21,645,692
Franklin Strategic Series: Small Cap Growth Fund*	55,219 shares	1,604,119
Morgan Stanley Institutional Fund*	99,789 shares	2,053,666
PIMCO Funds: Total Return Fund*	1,340,938 shares	14,482,127
T. Rowe Price Blue Chip Growth Fund *	274,253 shares	8,987,279
T. Rowe Price International Funds, Inc.: Emerging Markets Stock Fund*	95,703 shares	2,879,699
Vanguard 500 Index Fund *	270,861 shares	27,809,286
Vanguard High-Yield Corporate Fund*	694,259 shares	3,797,599
Vanguard Prime Money Market Fund*	23,395,707 shares	23,395,707
Vanguard Retirement Savings Trust *	1,569,095 shares	1,604,472
Vanguard Small-Cap Index Fund*	351,796 shares	9,670,870
Vanguard Target Retirement 2005 Fund*	28,050 shares	307,994
Vanguard Target Retirement 2010 Fund*	37,204 shares	763,420
Vanguard Target Retirement 2015 Fund*	193,013 shares	2,182,975
Vanguard Target Retirement 2020 Fund*	76,155 shares	1,520,059
Vanguard Target Retirement 2025 Fund*	162,735 shares	1,842,159
Vanguard Target Retirement 2030 Fund*	99,502 shares	1,921,386
Vanguard Target Retirement 2035 Fund*	142,807 shares	1,659,415
Vanguard Target Retirement 2040 Fund*	35,899 shares	683,868
Vanguard Target Retirement 2045 Fund*	22,672 shares	272,520
Vanguard Target Retirement 2050 Fund*	4,904 shares	93,710
Vanguard Target Retirement Income*	26,707 shares	282,828

Total registered investment companies		142,922,577

CIBC Stock Fund*	483,107 shares	12,536,641
Participant Loans*	2.75% – 9.5%	929,629

Total investments		$156,388,847

*	Permitted party-in-interest

Note: Cost information is not required for participant directed investments, and therefore is not included.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the U.S. Benefits Committee of the CIBC World Markets Incentive Savings Plan for United States Employees has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CIBC World Markets Incentive Savings Plan for United States Employees

By:	/s/ Gary W. Brown
	Gary W. Brown,	a member of the
U.S. Benefits Committee

Dated: June 25, 2010

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-130283) pertaining to the Canadian Imperial Bank of Commerce of our report dated June 25, 2010, with respect to the financial statements and supplemental schedule of the CIBC World Markets Incentive Savings Plan for United States Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2009.

New York, New York

June 25, 2010